UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Katherine Ramundo
Executive Vice President
Cyprium Holdings Ltd
Spitalstrasse 5
8200 Schaffhausen
Switzerland

Re: Cyprium Holdings Ltd
Draft Registration Statement on Form 10
Submitted August 15, 2025
CIK No. 0002078008

Dear Katherine Ramundo:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Financial Statements
Note 19. Segment Information and Revenue
Payments to Customers, page F-42

1. We note your disclosure which indicates you periodically make certain payments to customers in conjunction with ongoing business and that these payments are generally recognized as a reduction of revenue at the time of the commitment to make the payments. Please expand your disclosure to more clearly explain the nature and business purpose of these payments to customers and also disclose the amount of such payments for every period presented, to the extent material.

General

2. We note that you have applied for written confirmations from the Swiss Federal Tax Administration and from the tax administration of the Canton Schaffhausen related to tax consequences. Please disclose whether the spin-off is contingent upon receipt of those confirmations.
3. Please provide the information required by Item 702 of Regulation S-K.

Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing